February 14, 2013

U.S. Securities and Exchange Commission	Via Electronic Transmission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Maryse Mills-Apenteng

          Special Counsel

Re:	XRS Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 28, 2013

File No. 000-27166

Dear Ms. Mills-Apenteng:

On behalf of XRS Corporation (the “Company”), I submit this response to the comments of the Staff on the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) received by letter dated February 7, 2013. For convenience, each of the Staff’s consecutive numbered comments is set forth herein, followed by the Company’s response. Pursuant to a phone discussion with the Staff, a Preliminary Proxy Statement (the “Revised Proxy Statement”) was originally filed on our behalf on February 12, 2013 without additional correspondence. This letter should be read in conjunction with the Revised Proxy Statement.

Proposal 3

Approval of Amendment to Articles of Incorporation to Increase the Number…., page 18

1.	You disclose that this amendment to increase the number of authorized shares of Series B Preferred Stock benefits XRS Corporation because it will allow you to continue to issue Series B Dividends in the form of shares of Series B Preferred Stock in lieu of cash. Please provide balancing disclosure regarding the potential dilutive effect and any other disadvantages to shareholders, other than your Series B preferred shareholders, as a result of this amendment.

Response: The Revised Proxy Statement includes the following additional disclosure in Proposal 3 under the heading “Summary of Series B Amendment”:

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

February 14, 2013

If Proposal 3 is approved by the shareholders, the Company could issue up to 750,000 additional shares of Series B Preferred Stock over time as dividends accrue and are paid on the Series B Preferred Stock. The Original Issue Price for the Series B Preferred Stock was $2.54 per share. The Conversion Price for the Series B Preferred Stock is currently $2.54 per share, subject to adjustment in the future if there were a dividend paid on the Company’s Common Stock or certain other recapitalization transactions. Based on the current Conversion Price, each share of Series B Preferred Stock can be converted into one share of the Company’s Common Stock upon the election of holders of Series B Preferred Stock. If the Conversion Price for the Series B Preferred Stock remains at $2.54 per share, and the dividends on the Series B Preferred Stock are paid in additional shares of Series B Preferred Stock (in lieu of cash), the number of outstanding shares of Series B Preferred Stock would increase 4% each year. That annual increase in the number of outstanding shares of Series B Preferred Stock would dilute the current holders of Common Stock approximately 1.0% for each share of Common Stock currently outstanding. That dilution would compound on each semi-annual dividend payment date as the number of outstanding shares of Series B Preferred Stock continues to increase due to the stock dividends. If all 750,000 additional shares of Series B Preferred Stock were eventually issued as dividends (which would take an estimated 7 years), the issuance of those 750,000 shares would dilute the current holders of Common Stock approximately 6.9% for each share of Common Stock currently outstanding.

In addition to the right to receive the Series B Dividend, Series B Preferred Stock has the right to receive any dividend paid to holders of other classes of stock. Each share of Series B Preferred Stock also has the right to receive an amount equal to $2.54 plus accrued unpaid dividends (the “Series B Liquidation Preference”) in the event of any liquidation or sale of the Company. The Company’s Articles of Incorporation require the Series B Liquidation Preference to be paid after payment of liquidation preference amounts owed to the Series G and Series F Preferred Stock, but before the payment of liquidation or sale proceeds to the holders of Series C Preferred Stock, Series D Preferred Stock and the Company’s Common Stock. If all 750,000 additional shares of Series B Preferred Stock were eventually issued as dividends, the aggregate Series B Liquidation Preference would increase by $1,905,000.

Proposal 4

Approval of Amendment to Bylaws to Authorize the Board of Directors to Determine…, page 20

2.	It appears that the proposed amendment to authorize the Board of Directors to determine the number of directors also has the effect of removing from shareholders the power to fix and to decrease the number of directors, though this is not addressed in your discussion. Please revise to provide balancing disclosure regarding any disadvantages or negative effects of the proposal to shareholders. Specifically, clarify that approval of this proposal will result in shareholders losing the ability to set or reduce the number of directors.

Response: The Revised Proxy Statement includes the following additional disclosure in Proposal 3 under the heading “Summary of Bylaw Amendment”:

The form of Amended and Restated Bylaws reflecting the proposed amendment to Section 3.1 of the Bylaws, if approved by the shareholders, is included as Appendix B to this Proxy Statement.

If Proposal 4 is approved by the shareholders, the shareholders will no longer have the ability to set or change the number of directors. Instead, the then current Board of Directors would be able to set or change the number of directors, based on a majority vote of the Board.

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

February 14, 2013

Appendix A – Amendment to Bylaws

3.	Please include a copy of the amended bylaws along with the amended articles of incorporation in your revised proxy statement.

Response: The complete text of our articles of incorporation, reflecting the proposed revision to the Certificate of Designation of Preferences of Series B Preferred Stock to increase the number of shares of Series B Preferred Stock authorized for issuance, is included as Appendix A to the Revised Proxy Statement and the complete text of our bylaws, reflecting the proposed amendment and restatement of Section 3.1, is included as Appendix B to the Revised Proxy Statement.

As specifically requested by the Commission, on behalf of the Company I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or if we can otherwise assist you in your review of the Revised Proxy Statement, please contact the undersigned at +1 952 707 5656 or Joshua L, Colburn of Faegre Baker Daniels LLP, the Company’s legal counsel, at +1 612 766 8946 at your earliest convenience.

Very truly yours,

XRS CORPORATION

By:	/s/ Bruce B. McPheeters
Bruce B. McPheeters
General Counsel

cc:	Ryan Houseal, Attorney-Advisor